Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dr. Reddy’s Laboratories Limited

We consent to the incorporation by reference in the registration statements (Nos. 333-101013 and 333-141072) on Form S-8 and (No. 333-138608) on Form F-3 of Dr. Reddy’s Laboratories Limited (“the Company”) of our reports dated July 17, 2012, with respect to the consolidated statements of financial position of the Company as of March 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 20-F of the Company.

KPMG

Hyderabad, India

July 17, 2012